UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 23, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EchoStar Corp.
Hughes Satellite Systems Corp.

File No. 001-33807
File No. 333-179121
CF#34566

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EchoStar Corp. and its wholly-owned subsidiary Hughes Satellite Systems Corp. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from a contract filed as Exhibit 10.47 and 10.37, respectively, to their Forms 10-K filed on February 20, 2013.

Based on representations by EchoStar Corp. and Hughes Satellite Systems Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibits 10.47 and 10.37   through January 7, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary